Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
SpectraLink Corporation:
We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the 2000 Stock Option Plan of SpectraLink Corporation of our reports dated March 15, 2006, with respect to the consolidated balance sheets of SpectraLink Corporation as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of SpectraLink Corporation.

/s/ KPMG LLP
Boulder, Colorado
March 30, 2006